UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Halstedt, Steven C.
   1428 Fifteenth Street
   Denver, CO  80202
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   7/24/00
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Evoke Communications, Inc.
   EVOK
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
   7/20/00
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |0                     |I               |(1)                                            |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option (right to buy)   |(2)      |6/19/10  |Common Stock           |26,666   |$10.80    |D(3)         |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Mr. Steven Halstedt is a director of the Issuer and one of four general partners of Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), which is the sole general partner of Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"). Prior to the Issuer's initial public offering, Fund V held 7,275 shares of the Issuer's Series B Preferred Stock, 3,736,599 shares of the Issuer's Series C Preferred Stock, and
1,333,333 shares of the Issuer's Series D Preferred Stock. Each share of the Series B Preferred Stock converted into 128.21 shares of the Issuer's
Common Stock and each share of Series C and Series D Preferred Stock converted into the Issuer's Common Stock based on a 2:3 conversion ratio as a result of the Issuer's initial public offering. By virtue of the relationships described above, Holdings V may be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund V.
        Holdings V is also the sole general partner of Centennial Entrepreneurs Fund V, L.P. ("Entrepreneurs V"), and may be deemed to control
Entrepreneurs V and possess indirect beneficial ownership of the Issuer's securities directly beneficially owned by Entrepreneurs V. Prior to the Issuer's initial public offering, Entrepreneurs V held 225 shares of the Issuer's Series B Preferred Stock and 115,564 shares of the Issuer's Series C Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratios described above as a result of the Issuer's initial public
offering.
        Mr. Halstedt is also one of five managing principals of Centennial Holdings I, LLC, a Delaware limited liability company ("Holdings I"). Prior to the
Issuer's initial public offering, Holdings I held 99,841 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratios described above as a result of the Issuer's initial public offering.
        Mr. Halstedt is also one of five managing principals of Centennial Holdings VI, LLC, a Delaware limited liability company ("Holdings VI"), which in turn is the sole general partner of Centennial Fund VI, L.P., a Delaware limited partnership ("Fund VI"). Prior to the Issuer's initial public offering, Fund
VI held 4,742,423 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratios described above as a result of the Issuer's initial public offering.
        Holdings VI is also the sole general partner of Centennial Entrepreneurs Fund VI, L.P. ("Entrepreneurs VI") and may be deemed to control Entrepreneurs VI and possess indirect beneficial ownership of the Common Stock held by Entrepreneurs VI. Prior to the Issuer's initial public offering, Entrepreneurs VI held 124,801 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common
Stock in accordance with the ratios described above as a result of the Issuer's initial public offering.
        Holdings VI is also the sole general partner of Centennial Strategic Partners VI, L.P. ("Strategic VI"), and may be deemed to control Strategic VI and possess indirect beneficial ownership of the Common Stock held by Strategic
VI.  Prior to the Issuer's initial public offering, Strategic VI held
249,602 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratios described above as a result of the Issuer's initial public offering.
        By virtue of the relationships described above and his roles with Holdings I, Fund V, Holdings V, Fund VI, and Holdings VI, Mr. Halstedt may be deemed to control Holdings I, Holdings V, Fund V, Entrepreneurs V, Holdings VI, Fund VI, Entrepreneurs VI and Strategic VI (collectively, the
"Stockholders"). However, Mr. Halstedt, acting alone, does not have voting or investment power with respect to the Issuer securities directly beneficially held by the Stockholders, and, as a result, Mr. Halstedt disclaims beneficial ownership of the Issuer securities directly beneficially owned by the Stockholders except to the extent of Mr. Halstedt's indirect pecuniary interest in the Stockholders.
(2) The option vests 1/4 on 6/20/01 and 1/48 monthly thereafter over the following three years.
(3) The option is held for the economic benefit of certain entities affiliated with Centennial Ventures.
SIGNATURE OF REPORTING PERSON
/s/ Steven C. Halstedt
DATE
March 15, 2001